SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.2)

Florida East Coast Industries, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

340632108

(CUSIP Number)

Winfred L. Thornton

Alfred I. duPont Testamentary Trust

4600 Touchton Road, East

Building 200, Suite 500 Jacksonville, Florida 32246

(904) 232-4148

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this

Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 pages)

1.	Names of Reporting Person: Alfred I. duPont Testamentary Trust I.R.S. Identification No. of Above Person (entity only)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of Funds* WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Florida

Number of shares beneficially owned by each Reporting person with	7. Sole voting power -0- 8. Shared voting power 11,469,273 9. Sole dispositive power -0- 10. Shared dispositive power 11,469,273

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,970,925
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 37.81%
14.	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: The Nemours Foundation I.R.S. Identification No. of Above Person (entity only)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of Funds* WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Florida

Number of shares beneficially owned by each Reporting person with	7. Sole voting power -0- 8. Shared voting power 2,316,657 9. Sole dispositive power -0- 10. Shared dispositive power 2,316,657

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,970,925
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 37.81%
14.	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: Winfred L. Thornton I.R.S. Identification No. of Above Person (entity only)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of Funds* AF/PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States Citizen

Number of shares beneficially owned by each Reporting person with	7. Sole voting power 29,078 8. Shared voting power 13,785,930 9. Sole dispositive power 29,078 10. Shared dispositive power 13,785,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,970,925
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 37.81%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: Wachovia Bank, N.A., a subsidiary of Wachovia Corporation, as Corporate Trustee I.R.S. Identification No. of Above Person (entity only)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of Funds* AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each Reporting person with	7. Sole voting power 129,969 8. Shared voting power 13,785,930 9. Sole dispositive power 129,969 10. Shared dispositive power 13,785,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,970,925
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 37.81%
14.	Type of Reporting Person* BK

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: Hugh M. Durden I.R.S. Identification No. of Above Person (entity only)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of Funds* AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States Citizen

Number of shares beneficially owned by each Reporting person with	7. Sole voting power -0- 8. Shared voting power 13,785,930 9. Sole dispositive power -0- 10. Shared dispositive power 13,785,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,970,925
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 37.81%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: John S. Lord I.R.S. Identification No. of Above Person (entity only)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of Funds* AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States Citizen

Number of shares beneficially owned by each Reporting person with	7. Sole voting power 1,412 8. Shared voting power 13,785,930 9. Sole dispositive power 1,412 10. Shared dispositive power 13,785,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,970,925
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 37.81%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: Herbert H. Peyton I.R.S. Identification No. of Above Person (entity only)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of Funds* AF/PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States Citizen

Number of shares beneficially owned by each Reporting person with	7. Sole voting power 23,736 8. Shared voting power 13,785,930 9. Sole dispositive power 23,736 10. Shared dispositive power 13,785,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,970,925
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 37.81%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: John F. Porter III I.R.S. Identification No. of Above Person (entity only)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of Funds* AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States Citizen

Number of shares beneficially owned by each Reporting person with	7. Sole voting power -0- 8. Shared voting power 13,785,930 9. Sole dispositive power -0- 10. Shared dispositive power 13,785,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,970,925
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 37.81%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Person: W. T. Thompson III I.R.S. Identification No. of Above Person (entity only)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of Funds* AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States Citizens

Number of shares beneficially owned by each Reporting person with	7. Sole voting power 800 8. Shared voting power 13,785,930 9. Sole dispositive power 800 10. Shared dispositive power 13,785,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,970,925
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 37.81%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 amends the Statement on Schedule 13D dated October 19, 2000, filed by the Reporting Persons. relating to the Common Stock, no par value (“Common Stock”), of Florida East Coast Industries, Inc., a Florida corporation (the “Issuer”).

Items 3, 4, 5, 6 and 7 are hereby amended as set forth below.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraph:

“The shares of Common Stock acquired on June 3, 2004 by Messrs. Lord, Peyton and Thornton were shares of restricted stock issued under the Issuer’s stock incentive plan for directors.”

Item 4.    Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraphs:

“For information concerning the proposed sale by the Trust of 5,200,000 shares of Common Stock on the terms contained in a confirmation statement dated June 9, 2004, see Items 5 and 6 of this Statement.

“Each of the Trust and the Foundation continues to anticipate that, in order to diversify its assets, it will seek to reduce its ownership of Common Stock over the next several years and may do so through one or more of the following: open market sales, private sales, participation in any stock repurchase program undertaken by the Issuer, registered offerings, which may include underwritten offerings, or otherwise. The determination by the Trust and the Foundation to effect any sales of Common Stock, and the timing and amount of any such sales is subject to a number of uncertainties, including the market price of Common Stock, the Issuer’s prospects, and general economic conditions.

“As stated above, Messrs. Lord, Peyton and Thornton are directors of the Issuer, and by serving in that capacity may explore actions and transactions that may be advantageous to the Issuer, including but not limited to possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer. However, Messrs. Lord, Peyton and Thornton do not currently have any plans or proposals that relate to or would result in any of the actions listed in (a) through (i) above. “

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

“(a) As of the close of business on the date hereof, the Trust directly owned 11,469,273 shares of Common Stock, which represented 31.1% of the issued and outstanding shares of Common Stock. As of such date, the Foundation directly owned 2,316,657 shares of Common Stock, which represented 6.3% of the outstanding Common Stock. By virtue of their status as trustees and directors, the Trustees and the directors of the Foundation may be deemed to have indirect beneficial ownership of Common Stock owned by the Trust and the Foundation. In addition, as of such date, Mr. Thornton beneficially owns 29,078 shares of Common Stock (including 20,241 shares as to which Mr. Thornton has the right to acquire and 2,583 shares held in a retirement account for his benefit), and Mr. Peyton beneficially owns 23,736 shares of Common Stock (including 17,600 shares as to which Mr. Peyton has the right to acquire), and Mr. Lord beneficially owns 1,412 shares of Common Stock. In addition, as of such date, Wachovia Bank, N.A., may be deemed to have beneficial ownership over 129,969 shares of Common Stock of the Issuer held in fiduciary and investment capacities. Pursuant to Rule 13d-3, as of such date, the Reporting Persons may be deemed to beneficially own an aggregate of 13,970,925 shares of Common Stock, or approximately 37.81 percent of the Common Stock outstanding.

“(b) By virtue of their status as trustees and directors, the Trustees and the directors of the Foundation have the power to vote or direct the vote (to the extent votable) and the power to dispose or direct the disposition of the shares of Common Stock owned by the Trust and the Foundation. In addition, the Trust may be deemed to share dispositive power over the 5,200,000 shares of Common Stock that are proposed to be sold pursuant to the confirmation statement dated June 9, 2004 described in Item 6 of this Statement.

“Each of Messrs. Lord, Peyton and Thornton has the sole power to vote or direct the vote and dispose or direct the disposition of the other shares of Common Stock that he beneficially owns. Wachovia Bank, N.A., has sole voting and dispositive power over the other shares of Common Stock beneficially owned by it.

“(c) In the sixty days prior to the filing of this Schedule 13D, none of the Reporting Persons effected any transactions in the Issuer’s Common Stock, except as follows:

“On June 3, 2004, each of Messrs. Lord, Peyton and Thornton received an award of 1,412 Common Stock under the Issuer’s stock incentive plan for directors.

“On June 9, 2004, the Trust agreed to sell to certain advisory funds of Franklin Mutual Advisers, LLC (“Franklin”), 5,200,000 shares of Common Stock for cash in an amount equal to $174,200,000.00 (the “Initial Purchase Amount”), or $33.50 per share, provided that if settlement does not occur by June 24, 2004, Franklin is required to pay the Trust on settlement date, an additional amount equal to interest that would accrue for each day between June 24, 2004 and settlement date, at 1.25% per annum on the Initial Purchase Amount. Settlement of this transaction is conditioned upon the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the Trust may cancel the transaction if settlement has not taken place within 45 days from June 9, 2004, i.e., July 24, 2004.”

Item 6.    Contracts, Arrangements, Undertandings or Relationships

                 With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraph:

“For a description of the Company’s agreement reached on June 9, 2004, to sell 5,200,000 shares of Common Stock to Franklin, see Item 5 hereof.”

Item 7.    Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

“ 4. Confirmation dated June 9, 2004.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2004

ALFRED I. duPONT TESTAMENTARY TRUST

By:	/s/ Winfred L. Thornton
Winfred L. Thornton Chairman

THE NEMOURS FOUNDATION

By:	/s/ W. T. Thompson III
W. T. Thompson III Chairman

WACHOVIA BANK, N.A., as Corporate Trustee

By:	/s/ Charlotte A. Borland
Charlotte A. Borland Senior Vice President

/s/ Hugh M. Durden
Hugh M. Durden, Individually

/s/ John S. Lord
John S. Lord, Individually

/s/ Herbert H. Peyton
Herbert H. Peyton, Individually

/s/ John F. Porter III
John F. Porter III, Individually

/s/ W. T. Thompson III
W. T. Thompson III, Individually

/s/ Winfred L. Thornton
Winfred L. Thornton, Individually

EXHIBIT INDEX

Exhibit	Description

4	Confirmation Statement dated June 9, 2004